Exhibit 23.2

To the Board of Directors and Shareholders of

Zi Yun Dong Fang Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial information of Zi Yun Dong Fang Limited for the periods ended November 30, 2025 and 2024, as indicated in our report dated April 27, 2026; because we did not per-form an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
April 27, 2026	Certified Public Accountants
PCAOB ID: 1171